Exhibit 99.2

Ninetowns Schedules a Conference Call to Discuss its Open Bid Win from PRC Inspections Administration

Monday August 29, 4:05 pm ET

BEIJING, Aug. 29 /Xinhua-PRNewswire/ -- Ninetowns Digital World Trade Holdings Limited (Nasdaq: NINE - News; the "Company") announced today that it will hold a conference call with analysts and investors at 8:30 p.m. in Beijing on Tuesday, August 30, 2005 (8:30 a.m. on Tuesday, August 30, 2005 in New York) to discuss the Company's announcement from earlier today that Ninetowns has won the open bid from the PRC Inspections Administration.

The call can be accessed by dialing +1-201-689-8560. A replay of the call will be available immediately following the call through 11:59 a.m. on September 6, 2005 in Beijing (11:59 p.m. in New York on September 5, 2005) by telephone at +1-201-612-7415. The account number to access the call replay is 3055 and the conference ID number is 166693. A live webcast of the conference call will be available on Ninetowns' website at http://www.ninetowns.com/english.

About Ninetowns Digital World Trade Holdings Limited

Ninetowns is a PRC software company that enables enterprises and trade- related PRC government agencies to streamline the import/export process in China. Through its scalable enterprise software products and services, Ninetowns' clients have the ability to automate import/export processing over the Internet, which is a more cost-effective and efficient alternative to the traditional paper-based method.

Forward-Looking Statements:

Certain statements in this press release include forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements generally can be identified by the use of forward-looking terminology, such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe," "project" or "continue" or the negative thereof or other similar words. All forward-looking statements involve risks and uncertainties, including, but not limited to, customer acceptance and market share gains, competition from companies that have greater financial resources; introduction of new products into the marketplace by competitors; successful product development; dependence on significant customers; the ability to recruit and retain quality employees as Ninetowns grows; and economic and political conditions globally. Actual results may differ materially from those discussed in, or implied by, the forward-looking statements. The forward-looking statements speak only as of the date of this release and Ninetowns assumes no duty to update them to reflect new, changing or unanticipated events or circumstances. In particular, whether or not any submission by the Company to the PRC Inspections Administration in response to the open bid invitation is accepted, the Company still expects to confront risks such as (i) the entrance of additional competing software products into the Company's marketplace, (ii) the need for the Company to re-evaluate and change its operating model, and (iii) potential further encouragement by the PRC Inspections Administration of the development of software products that may be competitive with the Company's existing software products, all or any of which may negatively and significantly affect the Company's ability to generate total net revenues in the future.

Contacts:
Lisa Zheng
Investor Relations
Ninetowns Digital World Trade Holdings Limited
(+86-10) 6588-2256
ir@ninetowns.com
David Pasquale, EVP
The Ruth Group
+1-646-536-7006
dpasquale@theruthgroup.com

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Source: Ninetowns Digital World Trade Holdings Limited